FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 1,2004

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On November 24, 2004, Syneron Medical Ltd. (the “Company”) issued a press release announcing that that the FDA granted 510 K marketing clearance for the Comet and the Polaris DS systems for permanent hair reduction on all skin types (including tinned skin).

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated November 24, 2004, titled “FDA Clears Syneron’s Comet and Polaris DS Systems for Permanent Hair Reduction on all Skin Types”

On November 29,2004, Syneron Medical Ltd. (the “Company”) issued a press release informing of the FDA announcement that Syneron would not be able to market the VelaSmooth system (for non-invasive treatment of cellulite) in the US with a 510 K pre-market notification , and asking that Syneron resubmit the device under the PMA route.

The following document is attached hereto and incorporated by reference herein:

Exhibit 2	Press release, dated November 29, 2004, titled “FDA requested resubmission of the VelaSmooth under the PMA route”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: December 1, 2004